UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

FFBW, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

30260M103

(CUSIP Number)

Warren A. Mackey

17 State Street, Suite 3330

New York, New York 10004

(212) 370-9032

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 23, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Document contains 8 pages.

CUSIP No. 30260M103	SCHEDULE 13D	Page 2 of 8 Pages

1	Name of Reporting Persons Homestead Partners LP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 113,018
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 113,018
11	Aggregate Amount Beneficially Owned by Each Reporting Person 113,018
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.6%
14	Type of Reporting Person PN

CUSIP No. 30260M103	SCHEDULE 13D	Page 3 of 8 Pages

1	Name of Reporting Persons Arles Partners LP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 128,823
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 128,823
11	Aggregate Amount Beneficially Owned by Each Reporting Person 128,823
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.9%
14	Type of Reporting Person PN

CUSIP No. 30260M103	SCHEDULE 13D	Page 4 of 8 Pages

1	Name of Reporting Persons Arles Advisors Inc
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of funds (See Instructions) n/a
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 241,841
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 241,841
11	Aggregate Amount Beneficially Owned by Each Reporting Person 241,841
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.5%
14	Type of Reporting Person CO

CUSIP No. 30260M103	SCHEDULE 13D	Page 5 of 8 Pages

1	Name of Reporting Persons Warren A. Mackey
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 58,000
	8	Shared Voting Power 241,841
	9	Sole Dispositive Power 58,000
	10	Shared Dispositive Power 241,841
11	Aggregate Amount Beneficially Owned by Each Reporting Person 299,841
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.4%
14	Type of Reporting Person IN

CUSIP No. 30260M103	SCHEDULE 13D	Page 6 of 8 Pages

Item 1.   Security and Issuer

This amendment (“Amendment”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 27, 2020 (the “Schedule 13D”) relates to the common stock (“Shares”), $0.01 par value per share, of FFBW, Inc. (the “Issuer”), a Maryland corporation. The address of the principal executive offices of the Issuer is 1360 South Moorland Road, Brookfield, Wisconsin 53005. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 5.   Interest in Securities of the Issuer

Item 5(a), (c) and (e) of the Schedule 13D are hereby amended as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 6,875,920 Shares stated to be outstanding by the Issuer as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2021.

As of the close of business on March 23, 2022, the Reporting Group owned, in the aggregate, 299,841 Shares, representing approximately 4.4% of the Issuer’s Shares outstanding. As the general partner of Homestead Partners and Arles Partners, Arles Advisors may be deemed to beneficially own the 241,841 Shares owned by Homestead Partners and Arles Partners representing approximately 3.5% of the Issuer’s Shares outstanding. As the sole shareholder, director and executive officer of Arles Advisors, Warren A. Mackey may be deemed to beneficially own the Shares owned by Homestead Partners and Arles Partners. Mr. Mackey individually and as the person with the sole investment discretion and voting authority for himself may be deemed to beneficially own 58,000 Shares representing approximately 0.8% of the Issuer’s outstanding Shares.

(c) Exhibit B annexed hereto lists all transactions in the Shares during the past 60 days by the Reporting Group. All Shares reported herein were sold in the open market.

(e) As of March 23, 2022, the Reporting Group ceased to be a beneficial owner of more than 5% of the outstanding Shares.

Item 7.   Material to be Filed as Exhibits

A. Joint Filing Agreement by and among the Reporting Group (previously filed with the Schedule 13D)

B. Schedule of Transactions in the Shares

CUSIP No. 30260M103	SCHEDULE 13D	Page 7 of 8 Pages

    SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2022

HOMESTEAD PARTNERS LP

By:	ARLES ADVISORS INC, General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey, President

ARLES PARTNERS LP

By:	ARLES ADVISORS INC, General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey, President

ARLES ADVISORS INC

By:	/s/ Warren A. Mackey
Warren A. Mackey, President

WARREN A. MACKEY

/s/ Warren A. Mackey
Warren A. Mackey

CUSIP No. 30260M103	SCHEDULE 13D	Page 8 of 8 Pages

    EXHIBIT B

Schedule of Transactions in the Shares

Within the Past 60 Days

Date	Shares	Price*	Amount*

	Homestead Partners LP
3/23/2022	380,000	$12.15	$4,617,000

Total	380,000		$4,617,000

*	Includes brokerage commissions.